May 17, 2018

VIA ELECTRONIC TRANSMISSION

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Oppenheimer ETF Trust II (the “Registrant”)

Dear Sir or Madam:

On behalf of the Registrant, electronically transmitted for filing pursuant to Section 8 of the Investment Company Act of 1940, as amended, is the Registrant’s Notification of Registration on Form N-8A. The Registrant will file a registration statement on Form N-1A immediately following acceptance of this Form N-8A.

No fee is required in connection with this filing. Please contact me at (212) 323-5086 with any comments or questions concerning this filing. Thank you in advance for your consideration.

Sincerely,

/s/ Emily Petkun Ast

Emily Petkun Ast

cc:	Andrew Murphy, Esq. Taylor Edwards Esq.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-8A

NOTIFICATION OF REGISTRATION

FILED PURSUANT TO SECTION 8(a) OF THE

INVESTMENT COMPANY ACT OF 1940

The undersigned investment company hereby notifies the Securities and Exchange Commission that it registers under and pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940, and in connection with such notification of registration submits the following information:

Name: Oppenheimer ETF Trust II

Address of Principal Business Office (No. & Street, City, State, Zip Code):

6803 South Tucson Way

Centennial, CO 80112

Telephone Number: (303) 768-3200

Name and Address of Agent for Service of Process:

Cynthia Lo Bessette, Esq.

OFI Advisors, LLC

225 Liberty Street

New York, NY 10281

Check appropriate box:

Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940 concurrently with the filing of Form N-8A: YES [X] NO [ ]

SIGNATURES

Pursuant to the requirements of the Investment Company Act of 1940, the Registrant has caused this notification of registration to be duly signed on its behalf in the City of New York and State of New York on the 17th day of May, 2018.

Oppenheimer ETF Trust II

/s/ Alex Depetris

Name: Alex Depetris

Title: Trustee

Attest:

/s/ Taylor V. Edwards

Name: Taylor V. Edwards

Title: Assistant Secretary